April 9, 2019

Constantine Milcos
Chief Financial Officer
Orbcomm, Inc.
395 W. Passaic Street
Rochelle Park, New Jersey 07662

       Re: Orbcomm, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K filed February 27, 2019
           File No. 001-33118

Dear Mr. Milcos:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Concentration of Risk, page F-13

1. We note on page 22 that you rely on a limited number of manufacturers for many of your products and devices. In future filings, please disclose your significant concentrations in the volume of business transacted with certain vendors, including but not limited to
      Sanmina. Refer to ASC 275-10-50-18(a).
Form 8-K filed February 27, 2019

Gross Margin, page 2

2. Your presentation of Service Gross Margin and Product Gross Margin is inconsistent with the guidance in Q&A 102.10 of the C&DI on Non-GAAP Financial Measures (April 4,
      2018). In future filings, please include reconciliations to the most directly comparable
 Constantine Milcos
Orbcomm, Inc.
April 9, 2019
Page 2
         GAAP measures and provide the explanatory statements required by Item 10(e)(i) of
         Regulation S-K. Additionally, please provide a different descriptor for these non-GAAP measures (i.e., Adjusted Gross Margin).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa
 Etheredge, Senior Staff Accountant at (202) 551-3424 with any questions.



FirstName LastNameConstantine Milcos                        Sincerely,
Comapany NameOrbcomm, Inc.
                                                            Division of
Corporation Finance
April 9, 2019 Page 2                                        Office of
Telecommunications
FirstName LastName